J.P. Galda & Co.

Attorneys-at-Law

40 Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

February 1, 2023

Via Email and EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Daniel Crawford

Joe McCann

Re: Revelation Biosciences, Inc.

Registration Statement on Form S-1

Commission File Nos. 333-268076, 268576

Gentlemen:

Revelation Biosciences, Inc. (the “Company”) today has filed an amendment (the “Amendment”) to the above-captioned registration statements on Form S-1 as we discussed last week. The amendment updates the executive compensation disclosure, provides a business update and includes a new exchange feature for the warrants suggested by the Placement Agent. Most importantly, it reflects the authorization of additional shares of common stock to remove the exercise contingency for the offered warrants in accordance with the Staff’s oral comment.

Following discussion with Roth Capital Partners, subject to the timing of the Staff’s review, it would be the Company's plan to go effective on February 8, 2023 at the close of business, with pricing immediately thereafter, orders finalized the next day, and closing presumably on February 13, 2023. Please let us know if this is a timetable that you think you can work with.

As usual, the Company contact is Chester S, Zygmont, III, the Company's chief financial officer, whose e-mail is czygmont@revbiosciences.com. As always, thanks for your assistance.

Kind regards,

/s/ Joseph P. Galda